Invesco 11 Greenway Plaza Suite 1000 Houston, TX 77046

September 30, 2021

Via EDGAR

Min S. Oh

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

        File Nos: 811-07452 and 033-57340

Dear Mr. Oh:

Below are responses to your supplemental comments, received via telephone on September 21, 2021, related to your initial comments, received via telephone on August 6, 2021, in connection with Post-Effective Amendment No. 84 to the registration statement on Form N-1A filed by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”) (the “Registration Statement”) and to the Registrant’s correspondence filing related to the Registration Statement dated September 2, 2021 (the “Initial Response Letter”). The Post-Effective Amendment No. 85 of the Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2021 with immediate effectiveness, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”) (the “485(b) Amendment”). For your convenience, we have summarized each of the supplemental comments of the staff (the “Staff”) of the SEC in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses, unless otherwise indicated, apply to the Initial Response Letter with respect to Invesco V.I. Nasdaq 100 Buffer Fund and Invesco V.I. S&P 500 Buffer Fund (each, a “Fund” and, collectively, the “Funds”). Any disclosure changes required by these responses will be incorporated in one or more filings, as applicable, pursuant to Rule 497 under the Securities Act. Terms not defined herein shall have the meaning ascribed them in the registration statement.

1. Comment: The Staff notes that the Registrant confirmed in its response to comment 14 in the Initial Response Letter that each Fund will provide notice to investors via the Fund’s website and a Rule 497 supplement one week prior to instituting a new Cap. Please supplementally confirm that the information described in the Funds’ prospectuses, including with regards to the Outcome Period start date and end date, the Underlying Index Start Value and the Cap for subsequent Outcome Periods, will be disclosed in such supplement and the Funds’ website, as described above.

Response: The Registrant supplementally confirms that each Fund will provide notice to investors via the Fund’s website and a Rule 497 supplement of the anticipated range of a new Cap one week prior to instituting such new Cap. The Registrant further supplementally confirms that it will revise such website disclosure and file an additional Rule 497 supplement to notify investors of the actual new Cap the day prior to instituting such new Cap. For the avoidance of doubt, the Registrant supplementally confirms that the Rule 497 supplement that will be filed the day prior to instituting the new Cap will disclose the new Cap, the Outcome Period start date and end date, and the Underlying Index Start Value.

2. Comment: The Staff notes that the Registrant’s response to comment 15 in the Initial Response Letter does not clearly state that the Defined Outcome depends on the Fund’s NAV on the first day of each Outcome Period. Please revise disclosure to clearly explain or state the significance of the Fund’s NAV. In addition, the Staff notes that the Registrant’s response to the aforementioned comment indicates that certain disclosure continues to include the word “approximately” with respect of the length of each Outcome Period. Please revise disclosure to remove such language.

Response: With respect to the first part of the Staff’s supplemental comment, the Registrant confirms that it will include the following disclosure in the “Principal Investment Strategies of the Funds” section of the Registration Statement which will be reflected in one or more 497 filings, as applicable, in response to this comment:

The Fund’s Defined Outcomes may only be realized by holding shares on the first day of the Outcome Period and continuing to hold shares through to the last day of the Outcome Period. The Fund’s Defined Outcomes in respect of each Outcome Period are measured from the Fund’s net asset value calculated at the end of the trading day immediately preceding the first day of that Outcome Period. Investors who purchase shares after the Outcome Period has begun or sell shares prior to the Outcome Period’s conclusion may experience investment returns very different from those that the Fund seeks to provide.

With respect to the second part of the Staff’s supplemental comment, the Registrant notes that while the Registrant’s response to the aforementioned comment in the Initial Response Letter contains the word “approximately” with respect to the length of each Outcome Period, disclosure in the 485(b) Amendment reflects the removal of “approximately” in relevant sections. Accordingly, the Registrant respectfully believes that no additional changes are required in response to this comment.

3. Comment: The Staff notes that comment 20 in the Initial Response Letter requests that, in the first paragraph of the “Principal Risks of Investing in the Fund” section of the Prospectus, the Registrant add the following disclosure: “The Fund has characteristics unlike many other traditional investment products and may not be appropriate for all investors. There is no guarantee that the Fund may be able to achieve the stated Defined Outcomes. Investment in the Fund may not be appropriate for investors who do not intend to maintain their investment through the entire Outcome Period.” The Staff reiterates the aforementioned comment and requests that Registrant make the aforementioned changes to the disclosure.

Response: The Registrant respectfully notes that, in response to certain of the Staff’s comments in the Initial Response Letter, disclosure has been revised to include the aforementioned disclosure in the cover page disclosures and in the “Principal Investment Strategies of the Fund” and “Investment Objective(s), Strategies, Risks and Portfolio Holdings” sections of the Fund’s Prospectus. The Registrant believes that such revised disclosures are appropriate, and, accordingly, respectfully declines to make the requested change to the “Principal Risks of Investing in the Fund” section of the Fund’s prospectus.

4. Comment: The Staff notes that in its response to comment 22 in the Initial Response Letter, the Registrant noted that the Nasdaq 100 Index had significant exposure to the information technology sector as of the date of the Initial Response Letter. Please consider adding disclosure to the prospectus to this effect.

Response: Pursuant to the First Australia Fund SEC Staff No-Action Letter (pub. Avail. July 29, 1999), the Fund will concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries. In the Initial Response Letter, the Registrant noted for illustrative purposes that, as of the date of the Initial Response Letter, the Nasdaq 100 Index had significant exposure to the information technology sector. The Registrant notes that the example referenced in the Initial Response Letter was included solely for illustrative purposes. The Registrant respectfully reiterates that it intends to rely on the aforementioned No-Action Letter and, as such, respectfully declines to make the requested disclosure change. Additionally, the Registrant notes that each Fund’s prospectus contains disclosure regarding industry concentration risk which clearly states that to the extent the Underlying Index concentrates in the securities of issuers in a particular industry or group of industries, the Fund will also concentrate its investments to approximately the same extent. Each Fund’s prospectus also contains disclosure regarding Technology Sector Risk.

5. Comment: The Staff acknowledges that, in response to comment 27 in the Initial Response Letter, the Registrant revised disclosure in the “Risks” sub-section of the “Investment Objective(s), Strategies, Risks and Portfolio Holdings” section of the Prospectus related to Clearing Member Default Risk and Counterparty Risk.

The Staff supplementally advises the Registrant to consider reconciling such revised risk disclosures to address potential redundancies with other principal risk disclosures, namely Derivatives Risk.

Response: In response to the Staff’s supplemental comment, the Registrant has made the following clarifying revisions to disclosure in the “Principal Risks of Investing in the Fund” section of the Prospectus, which will be reflected in one or more 497 filings, as applicable (additions denoted by underline):

OCC~~Counterparty Risk~~/Clearing Member Default Risk. ~~Counterparty risk is the risk that an issuer, guarantor or counterparty of a security held by the Fund is unable or unwilling to meet its obligation on the security.~~ The Fund’s options contracts will cause it to incur counterparty risk to the OCC and its clearing member. The OCC acts as guarantor and central counterparty with respect to the Fund’s option contracts. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC or the Fund’s clearing member becomes bankrupt, insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses and/or be unable to achieve its Defined Outcome strategy.

Since the Fund is not a member of the OCC and only members of the OCC (“clearing members”) can participate directly in the clearing house, the Fund will hold its options contracts through accounts at its clearing members. The Fund will make payments (including margin payments) to and receive payments from the OCC through its accounts at its clearing members. Assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, ~~although clearing members guarantee performance of their clients’ obligations to the OCC,~~ there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy or insolvency, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Should you have any questions concerning the above, please call the undersigned at (212) 323-5086 or at emily.ast@invesco.com.

Sincerely,

Emily P. Ast, Esq.

cc: Taylor Edwards, Esq.
Paulita A. Pike, Esq.
Rita Rubin, Esq.

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